UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41085

SNOW LAKE RESOURCES LTD.
(Translation of registrant's name into English)

360 Main St 30th Floor
Winnipeg, Manitoba R3C 4G1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [   ] Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNOW LAKE RESOURCES LTD.
(Registrant)

Date: May 28, 2025	By	/s/ Kyle Nazareth

Kyle Nazareth
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated May 28, 2025 – Snow Lake and Exodys Energy Collaborate to Support the Formation of a New Nuclear Reactor Development and Deployment Company